NEWS RELEASE 08-06	February 20, 2008

FRONTEER’S AURORA INCREASES MICHELIN URANIUM DEPOSIT
BY 20% AT SIGNIFICANTLY HIGHER GRADES

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. (“Aurora” or “the Company”) (AXU - TSX), in which Fronteer holds a 42.3% interest, announced a new resource estimate for its Michelin Uranium Deposit (“Michelin”) has led to an overall 20% increase in deposit size. While still open for further expansion, Michelin now has:

  A Measured and Indicated resource of 67.4 million pounds of U3O8 (uranium); and
  An Inferred resource of 35.5 million pounds of U3O8 (uranium).

Of equal significance, the grade of uranium mineralization of Michelin has increased by more than 11% (now

0.12% U3O8) in the proposed underground section of the deposit and by 5% (now 0.07% U3O8) in the proposed open pit section of the deposit area.

Michelin, which forms the backbone of Aurora’s new uranium district, is the first in the Company’s pipeline of uranium development projects with production visibility. Updated resource estimates for the Jacques Lake Deposit and four additional uranium deposits (Rainbow, Gear, Inda Lake and Nash) located on Aurora’s land holdings will be announced by Aurora in the very near-term.

“Michelin is now clearly one of Canada’s uranium mega-projects, with a resource size and associated grade that compares favourably with its peers on the world stage” said Dr. Mark O’Dea, Aurora’s President and CEO. “Michelin now ranks among the world’s highest grade deposits outside the Athabasca Basin that are either currently in production or have production visibility.”

MICHELIN DEPOSIT RESOURCE ESTIMATE

The following table summarizes the Classified Mineral Resources of the Michelin Deposit:

	Underground*			Open Pit**
Class	Tonnes	%U3 O8	lbs U3 O8	Tonnes	%U3 O8	lbs U3 O8	Total lbs
Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000	13,078,000
Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000	54,356,000
Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000

* Underground resources stated at a cut-off grade of 0.05% U3O8 ** Open pit resources stated at a cut-off grade of 0.03% U3O8

DEVELOPMENT CONSIDERATIONS

Michelin is a large, high quality asset with deposit characteristics potentially capable of supporting a conventional, relatively low cost, long-life mining operation.

Based on extensive metallurgical and pilot plant tests at SGS Lakefield Laboratories, the characteristics of the Michelin ore are well understood, uncomplicated, and conventional. Michelin lends itself to standard crushing and grinding technology and traditional leach processing.

In addition, metallurgical tests to date indicate:

  The Michelin ore is not highly abrasive and will require only modest grinding energy.

  The ore and surrounding rocks contain very low levels of deleterious or problematic metals, such as vanadium, molybdenum and selenium.

  The ore and surrounding rocks contain very low levels of sulphides and high levels of carbonate, indicating that acid rock drainage is not a concern for waste rock or tailings.

From a geotechnical perspective, the host rocks at Michelin are amenable to both open pit and conventional underground mining techniques. The Deposit is hosted in hard, competent, relatively impermeable Canadian Shield volcanic rock, with no groundwater issues or rock mechanic issues identified to date.

Importantly, Michelin also has appealing infrastructure options, which are currently being evaluated, including:

  Potential to access grid power from Newfoundland and Labrador Hydro to provide 40-45 megawatts of power for the project.

  Road access alternatives to the Michelin mine site.

  Marine access alternatives. Michelin is located 30 kilometres from tidewater which allows 6-7 months of seasonal waterway access and transportation of heavy equipment and bulk supplies to and from site.

2008 WORK PROGRAM

Aurora is continuing to advance the Project through its comprehensive development program. A detailed work program for the balance of 2008 is planned to be announced by Aurora within the next few weeks. Meanwhile, Aurora has commenced a 20,000 metre, seven rig, two-month winter program of in-fill, confirmation, and geotechnical drilling on both the Michelin and Jacques Lake deposits and is continuing with ongoing engineering studies designed to move the project towards development.

The Company is scheduled to submit its Project Description (Registration) to federal and provincial authorities in the second quarter of 2008 to initiate the Environmental Assessment process for the Michelin Project (which includes the Michelin and Jacques Lake deposits). The Registration is the beginning of an extensive process overseen by federal, provincial and Nunatsiavut governments.

Christopher Lee, P. Geo, Chief Geoscientist for Aurora Energy Resources Inc., is the designated Qualified Person for the Michelin resource estimate and has approved this news release. The resource model consists of four discrete mineralized domains, defined by a combination of stratigraphy, alteration and grade, that were hand digitized using 348 drill holes, on 50 metre-spaced cross-sections. Two metre composites were generated from capped U3O8 grades within these solids and used to interpolate grades into two block models, one for underground (5x5x5 metres) and one for the open pit (10x5x10 metres), using ordinary kriging in

Gemcom software. Search radii were determined from correlogram ranges and oriented parallel to the overall plunge of the deposit. A single average density of 2.7 g/cc, as determined from 129 measurements from mineralized rock throughout the deposit, was used to calculate tonnage. Blocks were classified into Measured, Indicated and Inferred Mineral Resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. The Michelin resource estimate is reported using cut-off grades of: 0.03% U3O8 for the open pit portion, and 0.05% U3O8 for underground. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (www.sedar.com), no later than 45 days from the date of this release. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

The Independent Qualified Person responsible for the 2007 resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. of Giroux Consultants Ltd. Further details as to how these resources are calculated can be obtained by reading The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007 prepared to NI 43-101 requirements is available for viewing on SEDAR at www.sedar.com.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, future project costs and production, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits, project registration and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information Form available on SEDAR at www.sedar.com . Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.